Exhibit 99.1

Pinduoduo Announces First Quarter 2022 Unaudited Financial Results

SHANGHAI, CHINA, May 27, 2022 (GLOBE NEWSWIRE) – Pinduoduo Inc. (“Pinduoduo” or the “Company”) (NASDAQ: PDD), China’s largest agriculture platform, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Highlights

•	Total revenues in the quarter were RMB23,793.7 million (US$[1]3,753.4 million), an increase of 7% from RMB22,167.1 million in the same quarter of 2021.

•	Average monthly active users[2] in the quarter was 751.3 million, an increase of 4% from 724.6 million in the same quarter of 2021.

•	Active buyers[3] in the twelve-month period ended March 31, 2022 was 881.9 million, an increase of 7% from 823.8 million in the twelve-month period ended March 31, 2021.

•	Operating profit in the quarter was RMB2,154.4 million (US$339.8 million), compared with operating loss of RMB4,147.0 million in the same quarter of 2021. Non-GAAP[4] operating profit in the quarter was RMB3,677.2 million (US$580.1 million), compared with non-GAAP operating loss of RMB3,174.1 million in the same quarter of 2021.

•	Net income attributable to ordinary shareholders in the quarter was RMB2,599.5 million (US$410.1 million), compared with net loss of RMB2,905.4 million in the same quarter of 2021. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB4,200.4 million (US$662.6 million), compared with non-GAAP net loss of RMB1,890.3 million in the same quarter of 2021.

“We remain focused on making long-term investments in agriculture and abide by our philosophy of ‘Benefit All’, ‘People First’, and ‘More Open’,” said Mr. Lei Chen, Chairman and Chief Executive Officer of Pinduoduo.

“At this current scale, it is inevitable for us to see slower growth,” said Ms. Jun Liu, VP of Finance of Pinduoduo. “We need to continue to invest in R&D to serve our users better.”

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.3393 to US$1.00, the noon buying rate in effect on March 31, 2022 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 “Monthly active users” refers to the number of user accounts that visited the Pinduoduo mobile app during a given month, which does not include those that accessed the platform through social networks and access points.

3 “Active buyers” in a given period refers to the number of user accounts that placed one or more orders (i) on the Pinduoduo mobile app, and (ii) through social networks and access points in that period, regardless of whether the products and services are actually sold, delivered or returned.

4 The Company’s non-GAAP financial measures exclude share-based compensation expenses, fair value change of long-term investments, and interest expenses related to the convertible bonds’ amortization to face value and gain or loss on extinguishment. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

First Quarter 2022 Unaudited Financial Results

Total revenues were RMB23,793.7 million (US$3,753.4 million), an increase of 7% from RMB22,167.1 million in the same quarter of 2021. The increase was primarily due to an increase in revenues from online marketing services and transaction services, offset by the decrease of revenues from merchandise sales.

•	Revenues from online marketing services and others were RMB18,158.4 million (US$2,864.4 million), an increase of 29% from RMB14,111.5 million in the same quarter of 2021.

•	Revenues from transaction services were RMB5,591.4 million (US$882.0 million), an increase of 91% from RMB2,931.5 million in the same quarter of 2021.

•	Revenues from merchandise sales were RMB43.9 million (US$6.9 million), a decrease of 99% from RMB5,124.1 million in the same quarter of 2021.

Total costs of revenues were RMB7,159.6 million (US$1,129.4 million), a decrease of 33% from RMB10,746.1 million in the same quarter of 2021. The decrease mainly came from the reduction of merchandise sales partially offset by increased fulfillment fees.

Total operating expenses were RMB14,479.7 million (US$2,284.1 million), compared with RMB15,568.0 million in the same quarter of 2021.

•	Sales and marketing expenses were RMB11,219.1 million (US$1,769.8 million), decreased by 14% from RMB12,997.4 million in the same quarter of 2021, mainly due to controlled spending in promotion and advertising activities.

•	General and administrative expenses were RMB592.1 million (US$93.4 million), an increase of 68% from RMB351.9 million in the same quarter of 2021, primarily due to an increase in staff related costs.

•	Research and development expenses were RMB2,668.5 million (US$420.9 million), an increase of 20% from RMB2,218.7 million in the same quarter of 2021. The increase was primarily due to an increase in headcount and the recruitment of more experienced R&D personnel.

Operating profit was RMB2,154.4 million (US$339.8 million), compared with operating loss of RMB4,147.0 million in the same quarter of 2021. Non-GAAP operating profit was RMB3,677.2 million (US$580.1 million), compared with non-GAAP operating loss of RMB3,174.1 million in the same quarter of 2021.

Net income attributable to ordinary shareholders was RMB2,599.5 million (US$410.1 million), compared with net loss of RMB2,905.4 million in the same quarter of 2021. Non-GAAP net income attributable to ordinary shareholders was RMB4,200.4 million (US$662.6 million), compared with non-GAAP net loss attributable to ordinary shareholders of RMB1,890.3 million in the same quarter of 2021.

Basic earnings per ADS was RMB2.06 (US$0.33) and diluted earnings per ADS was RMB1.84 (US$0.29), compared with basic and diluted net loss per ADS of RMB2.33 in the same quarter of 2021. Non-GAAP diluted earnings per ADS was RMB2.95 (US$0.47), compared with non-GAAP diluted net loss per ADS of RMB1.52 in the same quarter of 2021.

Net cash used in operating activities was RMB9,068.1 million (US$1,430.5 million), compared with RMB3,724.5 million in the same quarter of 2021, mainly due to seasonality changes in working capitals offset by controlled cost and operating expenses spending.

Cash, cash equivalents and short-term investments were RMB95.2 billion (US$15.0 billion) as of March 31, 2022, compared with RMB92.9 billion as of December 31, 2021.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 AM U.S. Eastern Time on Friday, May 27, 2022 (7:30 PM Beijing/Hong Kong Time on Friday, May 27, 2022).

The conference call will be webcast live at https://investor.pinduoduo.com/investor-events. The webcast will be available for replay at the same website following the conclusion of the call.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating profit or loss and non-GAAP net income or loss attributable to ordinary shareholders, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measures exclude share-based compensation expenses, fair value change of long-term investments, and interest expenses related to the convertible bonds’ amortization to face value and gain or loss on extinguishment.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, fair value change of long-term investments, and interest expenses related to the convertible bonds’ amortization to face value and gain or loss on extinguishment, which is a non-cash charge. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Pinduoduo’s strategic and operational plans, contain forward-looking statements. Pinduoduo may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about Pinduoduo’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Pinduoduo’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and fourth-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Pinduoduo’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Pinduoduo’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Pinduoduo undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Pinduoduo Inc.

Pinduoduo connects millions of agricultural producers with consumers across China. Pinduoduo aims to bring more businesses and people into the digital economy so that local communities can benefit from the increased productivity and convenience through new market opportunities.

For more information on Pinduoduo news and industry trends, please visit the content hub at https://stories.pinduoduo-global.com/.

For investor and media inquiries, please contact:

Pinduoduo Inc.

investor@pinduoduo.com

internationalmedia@pinduoduo.com

PINDUODUO INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2021	March 31, 2022
	RMB	RMB	US$
		(Unaudited)
ASSETS

Current assets
Cash and cash equivalents	6,426,715	7,404,992	1,168,109
Restricted cash	59,617,256	44,729,000	7,055,826
Receivables from online payment platforms	673,737	600,527	94,731
Short-term investments	86,516,618	87,815,868	13,852,613
Amounts due from related parties	4,250,155	3,587,349	565,890
Prepayments and other current assets	3,424,687	2,027,225	319,788
Total current assets	160,909,168	146,164,961	23,056,957

Non-current assets
Property, equipment and software, net	2,203,323	1,746,746	275,542
Intangible assets	701,220	556,760	87,827
Right-of-use assets	938,537	831,826	131,217
Deferred tax assets	31,504	23,143	3,651
Other non-current assets	16,425,966	19,395,185	3,059,515
Total non-current assets	20,300,550	22,553,660	3,557,752

Total Assets	181,209,718	168,718,621	26,614,709

PINDUODUO INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2021	March 31, 2022
	RMB	RMB	US$
		(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Amounts due to related parties	1,963,007	2,039,727	321,759
Customer advances and deferred revenues	1,166,764	1,060,656	167,314
Payable to merchants	62,509,714	47,166,443	7,440,324
Accrued expenses and other liabilities	14,085,513	12,882,178	2,032,113
Merchant deposits	13,577,552	13,955,037	2,201,353
Lease liabilities	427,164	418,356	65,994
Total current liabilities	93,729,714	77,522,397	12,228,857

Non-current liabilities
Convertible bonds[5]	11,788,907	14,057,021	2,217,441
Lease liabilities	544,263	453,621	71,557
Deferred tax liabilities	31,291	32,069	5,059
Other non-current liabilities	996	536	85
Total non-current liabilities	12,365,457	14,543,247	2,294,142

Total Liabilities	106,095,171	92,065,644	14,522,999

Shareholders’ equity
Ordinary shares	161	162	26
Additional paid-in capital[5]	95,340,819	93,044,708	14,677,442
Accumulated other comprehensive loss[5]	(2,519,900)	(2,651,317)	(418,235)
Accumulated deficits[5]	(17,706,533)	(13,740,576)	(2,167,523)
Total Shareholders’ Equity	75,114,547	76,652,977	12,091,710

Total Liabilities and Shareholders’ Equity	181,209,718	168,718,621	26,614,709

5 The Group adopted ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity on January 1, 2022, using the modified retrospective method with a cumulative-effect adjustment to the opening balances of convertible bonds, additional paid-in capital, accumulated other comprehensive loss and accumulated deficits.

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME/ (LOSS)

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2021	2022
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	22,167,099	23,793,689	3,753,362
Costs of revenues	(10,746,050)	(7,159,595)	(1,129,398)
Gross profit	11,421,049	16,634,094	2,623,964

Sales and marketing expenses	(12,997,407)	(11,219,068)	(1,769,764)
General and administrative expenses	(351,855)	(592,113)	(93,404)
Research and development expenses	(2,218,743)	(2,668,507)	(420,947)
Total operating expenses	(15,568,005)	(14,479,688)	(2,284,115)

Operating (loss)/ profit	(4,146,956)	2,154,406	339,849

Interest and investment income, net	970,477	796,261	125,607
Interest expenses	(335,456)	(12,640)	(1,994)
Foreign exchange (loss)/ gain	(10,374)	20,084	3,168
Other income, net	470,384	239,770	37,823
(Loss)/ profit before income tax and share of results of equity investees	(3,051,925)	3,197,881	504,453
Share of results of equity investees	146,509	(33,616)	(5,303)
Income tax expenses	-	(564,814)	(89,097)
Net (loss)/ income	(2,905,416)	2,599,451	410,053

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME/ (LOSS)

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended March 31,
	2021	2022
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Net (loss)/ income	(2,905,416)	2,599,451	410,053
Net (loss)/ income attributable to ordinary shareholders	(2,905,416)	2,599,451	410,053

(Loss)/ earnings per ordinary share:
-Basic	(0.58)	0.52	0.08
-Diluted	(0.58)	0.46	0.07

(Loss)/ earnings per ADS (4 ordinary shares equals 1 ADS):
-Basic	(2.33)	2.06	0.33
-Diluted	(2.33)	1.84	0.29

Weighted average number of outstanding ordinary shares (in thousands):
-Basic	4,983,530	5,036,733	5,036,733
-Diluted	4,983,530	5,688,094	5,688,094

PINDUODUO INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2021	2022
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
- Online marketing services and others	14,111,486	18,158,425	2,864,421
- Transaction services	2,931,475	5,591,407	882,023
- Merchandise sales	5,124,138	43,857	6,918
Total	22,167,099	23,793,689	3,753,362

PINDUODUO INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2021	2022
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation costs included in:
Costs of revenues	4,364	9,181	1,448
Sales and marketing expenses	299,483	501,105	79,047
General and administrative expenses	191,170	383,296	60,463
Research and development expenses	477,792	629,168	99,250
Total	972,809	1,522,750	240,208

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2021	2022
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash used in operating activities	(3,724,547)	(9,068,096)	(1,430,457)
Net cash used in investing activities	(5,621,047)	(4,852,089)	(765,398)
Net cash (used in)/ generated from financing activities	(1,238,874)	43	7
Effect of exchange rate changes on cash, cash equivalents and restricted cash	51,550	10,163	1,603

Decrease in cash, cash equivalents and restricted cash	(10,532,918)	(13,909,979)	(2,194,245)
Cash, cash equivalents and restricted cash at beginning of period	74,843,636	66,043,971	10,418,180

Cash, cash equivalents and restricted cash at end of period	64,310,718	52,133,992	8,223,935

PINDUODUO INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended March 31,
	2021	2022
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Operating (loss)/ profit	(4,146,956)	2,154,406	339,849
Add: Share-based compensation	972,809	1,522,750	240,208
Non-GAAP operating (loss)/ profit	(3,174,147)	3,677,156	580,057

Net (loss)/ income attributable to ordinary shareholders	(2,905,416)	2,599,451	410,053
Add: Share-based compensation	972,809	1,522,750	240,208

Add: Interest expense related to convertible bonds’ amortization to face value and gain or loss on extinguishment, net	318,611	12,640	1,994

Add: (Gain)/ loss from fair value change of long-term investments	(276,336)	65,600	10,348
Non-GAAP net (loss)/ income attributable to ordinary shareholders	(1,890,332)	4,200,441	662,603

Non-GAAP diluted weighted-average number of ordinary shares outstanding (in thousands)	4,983,530	5,688,094	5,688,094

Diluted (loss)/ earnings per ordinary share	(0.58)	0.46	0.07
Add: Non-GAAP adjustments to (loss)/ earnings per ordinary share	0.20	0.28	0.04
Non-GAAP diluted (loss)/ earnings per ordinary share	(0.38)	0.74	0.12
Non-GAAP diluted (loss)/ earnings per ADS	(1.52)	2.95	0.47